Exhibit 99.1

November 3, 2026

Triple Flag Declares Q4 2026 Dividend of US$0.06

Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) is pleased to announce that its Board of Directors has approved the declaration of a quarterly cash dividend of US$0.06 per common share to be paid on December 15, 2026, to shareholders of record at the close of business on November 30, 2026.

About Triple Flag Precious Metals Corp.

Triple Flag is a precious metals streaming and royalty company. We offer investors exposure to gold and silver from a total of 242 assets, consisting of 17 streams and 225 royalties, primarily from the Americas and Australia. These streams and royalties are tied to mining assets at various stages of the mine life cycle, including 38 producing mines and 204 development and exploration stage projects and other assets. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contact Information

David Lee

Vice President, Investor Relations

Tel: +1 (416) 304-9770

Email: ir@tripleflagpm.com

1